INVEST IN **ATHYNA**

The Global Employment Platform to Hire Manage & Retain World-Class Global Talent


athyna.
COMMUNITY ROUND
MEET OUR FOUNDER

athyna.io San Francisco California

Software Recruiting Hr Tech Platform Talent

LEAD INVESTOR



Tyson Lloyd

I invested in Athyna because of their ambition to create employment opportunities for millions of people in developing economies, whilst reducing administrative burden and complexity for businesses as they shift to hire global teams. I'm impressed by Athyna's capital efficient growth over the last 12-18 months, and I believe the team can achieve a leading position in market as the go-to platform for sourcing, managing and retaining global talent. Furthermore, I've known Bill personally for around 20 years. Over that time I've witnessed Bill acquire the life experience that many could only dream of. He's a born leader with a natural ability to attract quality people who share his drive to have a positive impact on the world. The caliber of the team that Athyna has assembled to date is testament to this.

Invested $10,000 this round

Highlights

1. 🥾 Bootstrapped to $2.9M ARR
2. 🚀 17% MoM revenue growth for 2 years
3. 📈 $627B TAM market opportunity
4. 🌎 70k+ Global talent pool and growing 22%+ MoM
5. 🌲 5% of top-line revenue committed to investing into climate tech startups

5. 🌲 5% of top-line revenue committed to investing into climate tech startups

6. ⭐ Built global team from Ex-Amazon, Meta, WeWork, Uber, DiDi and more
7. 🇺🇸 80% of customers based in the US
8. 🗺️ EOR + Contractors platform to hire compliantly in 150+ countries

Our Team

Our Team



Bill Kerr Founder & CEO

2 x Founder. Mentor & Investor @ Startmate. LP @ Blackbird VC. Remote Work Advocate. Previously built two successful companies with a 100% remote workforce.

> I built my first startup, with a small, scrappy global team. I knew the massive benefits of doing so and also knew that even pre-pandemic, this was where the world was heading. At Athyna we are passionate to continue to provide employment to millions of people in developing economies while helping startups to build high-performing global teams.



Santiago Nisnik Head of Product

Systems Engineer, MBA. 10+ years building digital products. Ex Head of Engineering @ Workana. Remote workforce advocate.



Taina Silingardi People & Culture Manager

Startmate 2021 Fellow. Have been through 2 IPO's at Uber (as a Team Lead) and Darktrace. Passionate People Advocate. Enthusiastic about Sustainability and Volunteering.



Lucas Raddavero Commercial Director

Business development professional with 15+ years of experience in sales, customer success and partnership. Ex-Amex, Tripadvisor and DiDi.



Josefina Cordoba Creative Director

Marketing & Advertising professional. 12+ years in creative & leadership roles, helping global brands do awesome stuff from A-companies (Google, Viacom, RedBull, AT&T) to startups all over the world.



Martin Lichtman Head of Finance

Father. MBA/BBA. Avid problem solver. Enjoying the Startup journey and working remotely after 20+ years in the corporate life.



Lucas Saud Partnerships Manager

Worked at big tech companies such as Amazon and WeWork + Sales Leader at LATAM's most prestigious agency, Aerolab. Ex-founder and Startup enthusiast.



Ivan Lendner Partnerships Development Representative

Entrepreneur. LATAM Lover. VC Enthusiast. Business Connector. Creator of Opportunities.



Sofia Etchebarne Business Development Team Lead

+ 5 years working in the licensing industry (for companies such as Universal Studios, Discovery, Hasbro, NatGeo, Netflix, etc.). Also Ex-Rappi, where she learned about working at a fast-growing startup.



Argentino Molinuevo Business Development Team Lead

Joined Athyna as the first BDM and helped build the whole department from ground up. Remote Work Fan. Stage performer by night.



Ayelen Kalenok Lead Talent Acquisition Manager



+6 years working in Talent Acquisition and People. Passionate about world dynamics, changes, and innovation in HR. Ex-PwC.



Eliana Orfanudis Product Marketing Manager

8+ years in Digital Marketing. Ex-Meta, Ex-WundermanThompson. Worked for brands such as LEGO, Mini Cooper, Electrolux, L'Oreal, and Microsoft. Passionate about Digital Marketing and Volunteering.



Danilo Cataldo Digital Strategist

Digital Media Strategist with extensive experience developed across three countries (and now remotely!!), and working with brands such as PUMA, Lenovo, and Zurich.



Walo Olapoju Digital Creative

Brand/marketing strategist & multidisciplinary creative. Podcast co-host of Too Rare To Die & Good News Travelled Fast (Athyna). Musician. Upcoming green entrepreneur.



Muhammad Hasnain Khalid Sr. Bubble Developer

Full-stack developer with MERN Stack and NoCode Expertise. MVP and Product Development. 10+ years with Bubble, NoCode solutions, and MERN Stack technologies. Have developed more than 150+ Products & MVPs for Multi-National Companies and startups.



Alejandro Ortega Product Manager

Technology + Fintech passionate. Prior to joining Athyna he worked in very challenging projects for several multinational tech leaders. Ex-Globant.



Beatriz Guevara Legal Advisor

7+ years of experience as an attorney specializing in labor law cases. For the last 3 years, Beatriz has served on the legal teams for various companies.

Welcome to our Community Round. 👋



BACKED BY OPERATORS FROM
Google
Startmate
xero
YouTube
BACKED BY PARTNERS FROM
cardnia

If you are reading this it's very likely you are a user of Athyna, a talent in our network or a member of our thriving online community. If so, this Community Round is for you.

Like all startups today, community is huge. **And we are super excited to open up this round to everyone who has believed in us and followed along the journey so far.** In the following screen, you'll see our deck for our VC round that is currently under way, along with commentary fleshing out the areas a little more.

Anyway, we hope you enjoy reading and would be stoked to have you join along on the journey. 🚀


athyna.
HIRE, MANAGE & RETAIN
WORLD-CLASS
GLOBAL TALENT
glassdoor 4.9
Culture Amp
Trustpilot

We're the one-stop shop for hiring talent globally. **Payroll, benefits, taxes, and sustainability for your global team. In minutes.**

Our Mission 🎯

We partner with solo-entrepreneurs to decacorns (10X 🦄) but our real passion is in brand and culture. **Business should be a force for good in the world** and we pride ourselves on doing for-profit business the right way. Business by example, by way of caring about our people and by building impact into our business model.

We aim to inspire and equip the next generation of founders to build great, meaningful companies


MISSION
WE HELP DEMOCRATISE OPPORTUNITIES
ACROSS THE GLOBE
WHILE KEEPING THE PLANET AND OUR PEOPLE AT HEART

Our Vision ❤️

Through our products we are built a virtuous flywheel in which we are able to create a positive impact. We employ talent in developing economies, along with offering carbon offsetting solutions for teams.

We also decided as an organisation in 2021 to pledge **5% of all revenue for investment into impact-driven startups and climate tech.** 🌱


VISION


to millions of people in
developing economies...
... Invest into hundreds of
impact-driven startups and
protect the planet by
any means necessary

The Problem 🤔

The world is smaller than ever and access to talent is now a global undertaking. Hiring well in different regions can be extremely complicated and time-consuming. Building a high-performing local team is hard enough.

Hiring a stellar global team is orders of magnitude harder again.


PROBLEM
Sourcing, hiring and retaining global talent is extremely difficult and compliantly messy
Difficulty finding the best talent
Headaches with contracts
Frustrations of running payroll
Opening international entities

Our Solution 😍

We have built a Global Employment platform in which you can find talent through our talent network, manage your own contractors and employ full-time employees without needing a local entity.

Skip the bureaucracy and hold the subsidiaries, hiring with Athyna means **growing your global team across 150+ countries in minutes, not months.**


SOLUTION
Athyna is a one stop shop to
source your talent, employ them


and keep them happy
Talent marketplace in-platform
Ability to onboard and manage your own contractors
Hire full-time employees in 150+ countries
Performance & engagement tools

The world is going remote and this presents an opportunity...


The world is going remote and this presents an opportunity...

Market Size 📈

The market for global teams is huge, currently at ~**$42B and expanding rapidly**. As the market grows we will expand our products and services to command a larger portion of the opportunity, positioning ourselves as **leaders in remote work & global teams.**


MARKET
Market Size
There is an immediate market opportunity of ~$42bn for Athyna
As we launch new products, the market opportunity will grow significantly
TAM
$627bn
SAM
$120bn
SOM
$42bn
Total Addressable Market
Global HR & Recruitment Market
There is enourmous opportunity in this market as Athyna expands its product offerings and enters new markets and geographies
Serviceable Addressable Market
Targeting Technology Componies Globally
Our target customers are technology companies who have the propensity to hire international talent
Serviceable Obtainable Market
Technology Companies in Key Geographies
We are currently targeting tecnology companies in key geographies; North America, Europe, APAC and Israel

Our Story So Far 🙌🏼

We were founded in late 2018 by Bill Kerr, Drew Slater & Madeleine with the idea to 'be the best in the world at building global teams'. Here is the breakdown of what has happened since:

- Jan '19 | First revenue came in the door 💰
- July '19 | Grew fast for first 6-months 💨
- Dec '19 | After some stagnant growth Co-Founders exited the company 🚪
- March '20 | COVID hits and we lose 70% of our revenue 🦠
- May '20 | Rebuild begins 💪🏾
- Feb '21 | Hire sales team and growth starts to accelerate 🚀
- Sept '21 | Start building new products 💥


TRACTION
Our growth story
$3M
$2M
$1M
0
Initial traction
Co-Founders exit
COVID hits
Rebound begins
Hires sales team
Building new products
2019-01
2020-01
2021-01
2022-01
ARR $2.9M
Boostrapped
TTM Rev: $1.65M
TTM Gross Margin: 38%
61 Clients

Traction 🚀

Since we started rebounding **we have bootstrapped our growth incredibly fast at around ~17% MoM.** In 2021 we grew by over 20% but knowing we'd be raising money in 2022, we started the new year with the mindset of growing 'better not faster' so that once we raised the capital we could put it to use more efficiently.


METRICS
Traction
Since May 2020
REV GROWTH (MOM)
17%
ARR
$2.9M
TAKE RATE
35%
Trustpilot
100% 5 stars reviews.
glassdoor
5 Stars.
Culture Amp
88% Engagement.

Metrics 👀

The standard growth metrics that you see when talking about sales & growth efficiency stack up really well for us. We have phenomenally low CAC and a very strong CAC:LTV and payback period.

Usually, when **efficiency metrics are this strong it means you should be**

investing more heavily in growth. Which we are excited to do.


METRICS
Metrics
CAC
$3,891
LTV
$18k
CAC: LTV
4.6
CAC PAYBACK
4 months

So, let us show you just how we are different...


Taking that
into account, then
what are we building?

We built a Global Employment Platform.


PLATFORM
GLOBAL EMPLOYMENT PLATFORM
Team Members
Dashboard
NEW
Employees
Employ talent anywhere without a local entity
Talent
We source global talent to help grow your business
NEW
Contractors
Easy, locally compliant contracts

Product #1 - Talent


PRODUCT
Talent
ORIGINAL PRODUCT
Who, Why, What, How


South Africa
Email alexis@hey.com
Job Title Account Manager
Engagement Type Full-Time
Contract Duration Permanent
Experience Director
Annual Gross Salary USD $75,000
PTO 20 Days
Request Changes
Athyna hires talent and bills them to clients.
Seed - Series B companies.
"We need access to world-class talent for competitive prices to excel in today's market".
99% of existing revenue.
40% gross margins, $1100-2000 per talent per month.
A closed, curated talent network that matches companies with incredible talent from developing economies. Vetted global talent you can rely on.

Product #2 - Contractors


PRODUCT
Contractors
NEW PRODUCT
Who, Why, What, How
Contractor management.
Athyna helps onboard, manage, and pay contractors in 150+ countries.
All companies.
"We find it difficult and messy to manage and pay our international contractors".
No revenue, just released.
Free for first 5, $29 a month thereafter.
Add A New Contractor
Contract
United States of America
Aaliyah Adams
Product Manager
Add Talent
Send Contract
Onboarding
Easy, locally compliant contracts. Hire the best short-term and freelance talent at the click of a button. Manage billing, all in one place.

Product #2 - Employees


PRODUCT
Employees
NEW PRODUCT
Team Members
Add New Member
Employee
Contractor
Find talent on Athyna
New Members
Who, Why, What, How
Employer of record service & management.
Athyna handles employee payroll, taxes, benefits, and compliance in 150+ countries.
Series B Enterprise companies.
"We need a way to compliantly manage our growing global team".
No revenue, just released.
$399-699 per employee per month.
Employ talent anywhere in the world without a local entity. Hire, onboard, manage & pay your global team. Smooth, fast & easy. Like magic.

That's the product suite.


So, let us show you just

how we are different...

Competitive Landscape 🏴‍☠️

We are really trying to solve the two biggest challenges in building global teams. First being talent acquisition and second, being compliance and hiring without a local entity.

This positions us as a genuine one-stop shop for companies looking to build high-performing global teams.


ADVANTAGE
Competitive landscape
We sit at the intersection of global employment platforms and talent marketplaces.
This gives us a unique advantage in being able to build 360 degree world-class global teams.
Other options in global team building
Employment Platforms
Global employment platforms have grown by leaps and bounds in the last 2 years but no one offers anything to do with actually finding the talent.
Open Marketplaces
Open marketplaces are hit and miss and rarely cover full-time employment for high functioning global teams.
Closed Talent Marketplaces
Closed marketplaces (talent matching) are common across the globe but very rarely (if ever) do the major players offer full-time employment options. Only freelance.
Do It Yourself
The final option is to do it yourself, but building local teams is hard. Without local talent acquisition knowledge and a local entity you are destined to fail.

Competitors 🕵️

Competitors in the employment platform space don't own the talent acquisition piece and competitors in talent networks (and marketplaces) don't offer full-time employment opportunities to their talent.


COMPETITORS
High employment options
Contractors & employees
deel.
Oyster.
remote
athyna.
No talent options
Talent markeplace
Andela
Toptal
Turing
Low employment options
Only contractors

Next on the roadmap are machine learning, performance & engagement, crypto payroll, and more.




Next on the roadmap are machine learning, performance & engagement, crypto payroll and more.

Roadmap 🗺️

Our key driver across our entire product suite is retention. We are looking to continually improve retention by improving the product experience on the side of both our customers and also our talent.


ROADMAP
In order to continually improve the placements from our Talent product we plan to:
Use machine learning and intelligent AI placement matching (studies show reduction in turnover by 35% per annum).
Build body language and engagement assessments of candidates
Add performance and engagement tools, giving us churn predictions and leading factors globally and helping to save cases on a case by case basis.
Automated sourcing & predictive matching for faster endorsements improving our overall win rates.
Use identity masking for bias removal for placements.
Strengthening our overall offering for talent and clients we plan in the short term to offer:
Upselling & cross selling opportunities from off boarding contractors and employees into our Talent product.
Running crypto payroll (powered by Coinbase) for all talents.
Debit cards for talent.
Payment advances.
Equity and cap table management in platform.

We are also excited to release a new partner-enabled, talent financing feature in which ambitious startups can accelerate their growth with us and therefore within their company.


ROADMAP
Talent Financing
ROADMAP PRODUCT
Hire Now, Pay Later
Partner enabled fintech feature
athyna.

And we are also working on performance and engagement tools, giving customers the chance to manage their HR cycles within platform. **This will improve stickiness of the product but also give us critical data about our clients**

and also provide lead indicators for upselling and cross-selling opportunities.



ROADMAP
Performance & Engagement
ROADMAP PRODUCT
Performance Overview
Your Team's Goals
6
2 On track
2 Progressing
1 Off track
1 Not updated
Updates
Recent Feedback
Engagement Scores Trend
87.5%
athyna.

Ecosystem 🧬

Our pillars moving forward will always be around our talent network and our EOR products but **we are building out a full talent and growth ecosystem.** 🌐



ECOSYSTEM
Toptal
Andela
Turing
Lattice
Technical talent network
Performance & Engagement
We are building a talent and growth ecosystem
athyna.
Revenue-based financing
Employment platform
pipe
capchase
COMING SOON
Oyster.
deel.
remote

Future Opportunities 🔮

There are a number of directions we can take once we scale. Two of which provide the most interesting opportunities are EdTech talent onramps, taking one of our largest profit centres, finding, onboarding, and assessing talent, and turning it into a profit centre.

The next would be financial services for talent. Money is the biggest problem to solve in developing economies and we can help provide better outcomes for our talent.

These are opportunities rather than agreed-upon points on our roadmap but definitely interesting for us to look at in the future.



ROADMAP
Future Opportunities
Once we are at scale, there are multiple different revenue streams we can open up from productising EdTech talent onramp
Dashboard


programs to providing better financial
services for our talent.
athyna.
money

With a strong brand an 88% culture scores, we have a team of absolute A-players, motivated to do their best work.


With a strong brand and
88% culture scores, we have
a team of absolute A-players,
motivated to do their best work

We have always invested heavily in brand and culture at Athyna. Believing that when you build a strong brand, you entice the best talent to come and work with you and if you foster a strong culture those talents are motivated to do their best work.

We have 65 team members across 5 different companies with experience at Meta, Amazon, WeWork, Rappi, Darktrace, Accenture, DiDi and more.

Leaders 🧙


TEAM
Leaders
BILL KERR
FOUNDER AND CEO
Investor and Mentor
SANTIAGO NISNIK
HEAD OF PRODUCT
Ex Head of Engineering
LUCAS RADDAVERO
COMMERCIAL DIRECTOR
MARTIN LICHTMAN
HEAD OF FINANCE
Ex Head of Administration and Finance
JOSEFINA CORDOBA
CREATIVE DIRECTOR

Operators 🥷


TEAM
Operators
TAINA SILINGARDI
PEOPLE & CULTURE MANAGER
Uber
ELIANA ORFANUDIS
PRODUCT MARKETING MANAGER
Meta
CLARA GELOSI
CUSTOMER SUCCESS TEAM LEAD
wework
DANILO CATALDO
DIGITAL STRATEGIST
LUCAS SAUD
PARTNERSHIPS MANAGER
aws
wework
ARGENTINO MOLINUEVO
BUSINESS DEVELOPMENT TEAM LEAD
ALEJANDRO ORTEGA
PRODUCT MANAGER
accenture
MUHAMMAD HASNAIN KHALID
SR. BUBBLE DEVELOPER

Advisors 👩🏽‍🦰


TEAM
Advisors
PETE HAVILAND
TECHNOLOGY ADVISOR
COO, Ex CTO
JAMY ZINK
PEOPLE & CULTURE ADVISOR
Vice President,
Head of People & Culture
JAMIE BUNN
LEADERSHIP & PERFORMANCE COACH
ATLASSIAN

Culture 💘

We have worked hard to create a strong culture at Athyna and are proud to have **rolling 12-month engagement score (from Culture Amp) off 88/100.** That's 'write a book on culture' high and we are excited to build upon it.


CULTURE PAGE
Culture
We have an 88% Culture Amp Engagement Score average for the last 12 months!
Here are some areas we are doing great in:
Management 95%
Social Connection 93%
Innovation 92%
Leadership 89%
Collaboration & Communication 87%
"You have the one and only formula to succeed in terms of hiring for internal positions. It's amazing the human quality you manage to hire every time someone new joins the company."
"Great work environment, great energy. I love working here!"
"You really show interest and make efforts to improve employee's wellbeing."


CULTURE



Diversity 🌏

We have a diverse team spread across the globe and also have more than 50% female representation both at overall level and as leaders at Athyna.


DIVERSITY
In the past 2 years, we have grown from a team of 5 to a team of 65 with 51% female representation, and 50% female leaders.
TEAM BY LOCATION
TEAM GROWTH
Female
Male
TEAM BY REGION
APAC
7
LATAM
52
EMEA
6
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

So why do we actually exist, what value do we bring to the world?


So why do we actually exist? What value do we bring to the world?

Impact 💥

Our model at Athyna works like an impact flywheel due to the employment opportunities we provide, the carbon offsetting we offer and the impact investment we have pledged.




STARTUP IMPACT INVESTMENT
TALENT
TECH
athyna.
TALENT OPPORTUNITIES
CARBON OFFSETTING
SUSTAINABILITY
We are very proud of the **impact flywheel** we have built into our business model. We provide employment opportunities to people in developing economies, while offering companies the opportunity to offset the carbon emissions of our talent or the talent that they bring to the platform.
Of which 5% of the top-line revenue from our company will be invested in impact-driven startup and climate tech, opening up more opportunities for employment and therefore also **carbon offsetting**.

Investment Fund ☀️


IMPACT
Investment Fund
In mid-2021, our team came together to realign our brand values and the impact of our company. We all spent the day together to build the framework of an impact roadmap.
Moving forward, we decided we would divert 5% of all top-line revenue to a small fund in which we'll invest in impact-driven startups and climate tech.
We plan for this fund to grow over time to something very substantial and aim to provide inspiration to do capitalism in a better way.
$4.5M of funds deployed to impact focused startups
Seed Round
$500.00
Series A
$1.5M
Series B
$2.5M
$4.5 M Funded
$7.5M Remaining
Funds allocated
Pachama
Forest protection
Seed Round
$100.000
Vow Food
Sustainable food
Series A
$750.000

And finally, what are we raising, and how do we plan to spend it...


And finally, what are we raising, and how do we plan to spend it...

Raise 💸

We are raising to invest into continuing to scale our Talent product while scaling our new Employees (EOR) product. This should put is in a great position to continue our fast growth en route to a Series A funding round in 2023.


RAISE



Drive scale of our Talent product
Build in capacity to deliver technical talent at a world-class level while accelerating our current 20% MoM growth rate.
Foster adoption of our Employees product
Fuel our GTM strategy for our employment platform while strategically opening up entities throughout the growth period to drastically improve margins.
Push towards our Series A in 12 months
Raising our Seed Round will allow us to continue to foster rapid growth which will unlock the next stage we see as Series A round in 12 months' time.

Trajectory 🚀

Once we raised our round we expect to hit some incredible milestones starting with $6.5m in ARR to close the year and with $40m ARR expecting to close out 2023 (not guaranteed).



TRAJECTORY
our growth trajectory
Net Revenue by Month – Jul 21 to Dec 25 ($m)
$40M
$35M
$30M
$25M
$20M
$15M
$10M
$5M
$-
Jul 21
Jul 22
Jul 23
Jul 24
Jul 25

Metric	FY22F	FY23F	FY24F	FY25F
Revenue	$6,629,214	$40,856,364	$151,831,772	$358,009,688
COGS	($4,323,199)	($25,877,971)	($81,552,960)	($154,588,413)
Gross Profit	$2,308,726	$14,978,393	$70,278,812	$203,421,275
Gross Margin	35%	37%	46%	57%
Operating Costs	($3,409,104)	($15,116,465)	($42,151,256)	($93,095,544)
EBITDA	($1,103,088)	($138,073)	$28,127,557	$104,325,731

Forward looking projections cannot be guaranteed.

Distribution 🧩

The funds will be distributed in the following ways.



DISTRIBUTION
Distribution
We are raising $4-5m USD in order to activate our strategy and execute on the milestones you see below
Our next milestones:
Double our capacity for growth of our Talent product (through partnerships, headcount and digital)
Scale our growth to obtain our first 100 customers of our Employees product (Q4 22')
Release revenue based-talent financing product (partner enabled, end of 22')
Be first to offer full-time employment to technical talent in our marketplace (by end of Q1 23')
Open up our first 25 entities (by end of Q1 23')
Hire CTO and continue to product team and devs to rebuild platform on proper tech stack (Q1 23')
Operations 5%
Recruitment 4%
Product & Engineering 9%
CX 6%
Legal & Entities 29%
Sales & Marketing 47 %

Only $1.07M of the $4M-$5M listed on this slide will be offered on Wefunder. Also note that any forward-looking milestones cannot be guaranteed to happen.

Thank You 🙏

Thank You 🙏

We'd love to have you jump on and join us on this journey. 🌈


THANK YOU
doc@athyna.io
athyna.